August 9, 2007

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F St., N.E.

Washington, D.C. 20549

Attention: Jennifer Hardy, Branch Chief

RE:	Clayton Acquisition Corporation

Registration Statement on Form S-4

Filed on May 10, 2007

File No. 333-142822

Wheeling-Pittsburgh Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed on March 20, 2007

File No. 0-50300

Dear Ms. Hardy:

On behalf of Clayton Acquisition Corporation (the “Company”) and Wheeling-Pittsburgh Corporation (“Wheeling-Pittsburgh”), we are providing the following response to the Staff’s letter of comment dated June 7, 2007, with respect to the Company’s Registration Statement on Form S-4 filed May 10, 2007 (the “Registration Statement”) and Wheeling-Pittsburgh’s Annual Report on Form 10-K filed March 20, 2007.

General

1.	Please advise us what consideration, if any, has been given to the applicability of the tender offer rules with respect to the Put Rights.

The Put Rights are a form of cash election provided to the stockholders of Wheeling-Pittsburgh in connection with a merger transaction. Wheeling-Pittsburgh does not believe that the Put Rights constitute a tender offer within the meaning of the applicable SEC regulations. Please see Annex A to this letter for a more detailed explanation of this matter.

Letter to Wheeling-Pittsburgh Stockholders

2.	Please make clear who will make the election of what shareholders receive.

The Company has complied with the staff’s comments by revising the “Letter to Wheeling-Pittsburgh Stockholders” accordingly.

Summary, page 1

3.	Under a separate heading, please briefly discuss the background to the merger, proxy contest, and change of control, so that stockholders understand better the reasons for the transaction, including why you structured it to include the purchase and put rights.

The Company has complied with the staff’s comments by including a background section under a separate heading in the Summary discussing the combination, the proxy contest and change of control on page 1.

4.	Please disclose the approximate cost of the transaction, including the merger related transaction costs.

The Company has complied with the staff’s comment by revising the referenced disclosures on pages 2 and 28.

5.	Please describe in plain English the purpose of the Purchase Rights and the Put Election. For example, if true, explain that you intend to raise $200 million in equity for the company through the Purchase Rights offering, but if those rights are not exercised, then the FMA Stockholders are committed to put that equity in the company. Also explain that the Put Election provides stockholders with some protection against the prospect of New Esmark stock trading below $20 per share in the 10 day period after the closing of the merger.

The Company has complied with the staff’s comments by revising the referenced disclosures on page 6.

6.	Please briefly describe the material differences in rights between the New Esmark and the Wheeling-Pittsburgh stockholders in this section.

The Company has complied with the staff’s comments by revising the Summary to include a brief description of the material differences in rights between the New Esmark and the Wheeling-Pittsburgh stockholders on page 12.

Parties to the Agreement, page 1

7.	Please disclose that Esmark is not a public company.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 2.

8.	Please explain the purpose for the formation and mergers of WPC Merger Corporation and Esmark Merger, Inc. into Wheeling-Pittsburgh and Esmark, respectively.

Wheeling-Pittsburgh and Esmark have determined that it is advisable to combine their enterprises in a holding company structure with the steel making and steel processing arms of the consolidated entity in separate subsidiaries.

The formation and mergers of WPC Merger Corporation and Esmark Merger, Inc. into Wheeling-Pittsburgh Corporation and Esmark Corporation are designed to effectuate the holding company structure in a tax efficient manner.

The Company has complied with the staff’s comment by revising certain disclosures on page 1.

Consideration, page 2

9.	Please briefly discuss the risks in choosing the different alternatives. For example, as you discuss on page 23, stockholders should not elect the Put Election to the extent the trading price at the time of the special meeting is greater than $20 per share.

The Company has complied with the staff’s comment by revising the referenced disclosure on page 3.

10.	Please clarify that stockholders must complete the Election Form in order to receive the additional benefits provided by the Purchase Rights or the Put Election or they will forfeit these rights.

The Company has complied with the staff’s comment by revising the referenced disclosure on page 3.

11.	Please provide an example of what each Esmark stockholder would receive for each share of stock based upon the most recent number of shares outstanding.

The Company has complied with the staff’s comment by revising the referenced disclosure on page 3.

Recommendation of Wheeling-Pittsburgh’s Board of Directors, page 5

12.	We note that members of Wheeling-Pittsburgh’s board and management will receive benefits as a result of the merger. Where you include the board’s recommendation, disclose with equal prominence that board members will directly benefit from the merger. Make similar revisions in all applicable places in the registration statement.

The Company has complied with the staff’s comment by revising the referenced disclosures on pages 7, 51, and 72.

Interests of Wheeling-Pittsburgh’s Directors and Executive Officers in the Combination, page 5

13.	Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all executive officers, directors and key employees will receive as a result of the transaction. Provide this information on an individual and group basis. Please make similar revisions on pages 24, 25, 77, and 78.

The Company has complied with the staff’s comment by revising the referenced disclosures on pages 9, 29 and 85.

Material U.S. Federal Income Tax Consequences, page 8

14.	Please revise to clearly provide current disclosure regarding the tax consequences of the transaction to investors. For example, delete the words “expected” and “may” be required when discussing the tax consequences to the Wheeling-Pittsburgh shareholders. Disclose that these statements represent counsel’s opinion and identify counsel. Please make similar revisions on page 15.

The Company has complied with the staff’s comment by revising the referenced disclosures on pages 10, 11 and 19.

Questions and Answers about the Special Meeting, page 10

Q. What vote of Wheeling-Pittsburgh stockholders is required to approve the proposals?, page 10

15.	Please disclose the number of shares to be voted in favor of the transactions by agreements, arrangements or understandings with any other shareholders.

In response to this comment, Wheeling-Pittsburgh indicates that there are no voting agreements, arrangements or understandings between the Company, Esmark or Wheeling-Pittsburgh or any stockholders of Wheeling-Pittsburgh with respect to the voting of shares of Wheeling-Pittsburgh common stock at Wheeling-Pittsburgh’s Special Meeting of Stockholders. Esmark indicates that, as disclosed on page 55, stockholders of Esmark having sufficient voting power to approve the combination have entered into voting agreements with Wheeling-Pittsburgh.

Risk Factors, page 23

Esmark and Wheeling-Pittsburgh will incur significant transaction . . ., page 24

16.	Please quantify the significant costs so that investors can assess the magnitude of the risk. Background, page 53

The Company has complied with the staff’s comments by revising the referenced disclosure on pages 2 and 28.

17.	Please clearly state why Wheeling-Pittsburgh initially rejected a combination with Esmark in early 2006 and instead decided to go forward with a combination with CSN.

The Company has complied with the staff’s comments by revising the referenced disclosure on page 59.

Background, page 53

Opinion of Wheeling-Pittsburgh’s Financial Advisor, page 68

18.	Supplementally provide us with the projections exchanged among and relied upon by the parties. Please also summarize this information and the underlying assumptions in the registration statement.

In response to this comment, McGuireWoods will furnish copies of the projections of Esmark and Wheeling-Pittsburgh which are referenced by UBS Securities LLC in its presentation included in the materials provided in response to Comment 19 below. While we understand that the Wheeling-Pittsburgh projections were not provided to Esmark, Wheeling-Pittsburgh is providing these projections because they are referenced in the presentation provided in response to Comment 19. Wheeling-Pittsburgh and Esmark have indicated that no other projections were exchanged among and relied upon by the parties. These projections are being provided under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of CFR Section 200.83. In accordance with such rules, Wheeling-Pittsburgh and Esmark will request that those materials be returned promptly to McGuireWoods following completion of the Staff’s review thereof.

19.	Supplementally provide us with all materials, including the board book, provided by the financial advisors to Wheeling-Pittsburgh and Esmark. We may have additional comments following our review of these documents.

In response to this comment, UBS Securities LLC (“UBS”) has advised the Company that Covington & Burling LLP, counsel to UBS, will furnish a copy of the presentation made by UBS to the Special Committee of the Board of Directors of Wheeling-Pittsburgh on March 7, 2007. The presentation is the material provided by UBS to the Special Committee of Wheeling-Pittsburgh’s Board in connection with UBS rendering its fairness opinion to the Special Committee. The presentation is being provided under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with such rules, UBS will request that those materials be returned promptly to Covington & Burling LLP following completion of the Staff’s review thereof.

20.	Please describe how the results of each of the analyses relate to the consideration the stockholders will receive in the combination.

In response to this comment, the discussion on pages 74 – 85 of the financial analyses conducted by UBS has been revised.

Material U.S. Federal Income Tax Consequences of the Combination, page 81

21.	Prior to the date the registration statement becomes effective, the tax opinions must be filed as exhibits. Therefore, please revise the language in this section to reflect that tax counsel has opined on the tax consequences and delete references to the “opinion will state.”

The Company has complied with the staff’s comment by revising the referenced disclosures on page 90.

22.	It is unclear whether you are doing a short-form or a long-form opinion. If this is a short-form opinion, then you must indicate here that the discussion is the opinion of counsel.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 90.

Tax Consequences to U.S. Holders of Wheeling-Pittsburgh Stock, page 83

23.

In the first paragraph, you must clearly provide current disclosure regarding the tax consequences of the transaction to investors. If counsel cannot opine on the tax consequences because it is uncertain whether the 80% threshold will be achieved, please describe in greater detail in this section, the Summary, and the Risk Factors why it is unknown whether the threshold will be achieved and the possible outcomes and risks to stockholders of that tax consequence.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 91.

24.	In the first sentence of the second paragraph, you cannot assume the legal conclusion underlying the opinion. Please revise.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 90 to clarify that counsel is not assuming the legal conclusion underlying the opinion.

Adjusted EBITDA, page 97

25.	We note your disclosure that Adjusted EBITDA provides additional information to your investors regarding your ability to incur additional indebtedness. This appears to indicate that Adjusted EBITDA is used as a liquidity measure and is therefore inconsistent with your disclosures on page 92 which focus on operating measures. Please revise as appropriate and ensure that you have reconciled EBTIDA and Adjusted EBITDA to the most directly comparable U.S. GAAP measure of liquidity.

The Company has complied with the staff’s comments by revising the referenced disclosure on pages 100, 101 and 105. Disclosures regarding the use of EBITDA and Adjusted EBITDA as indicators on the ability to service debt were deleted. Esmark primarily uses these non-GAAP financial measures to evaluate operating results, therefore discussion of EBITDA and Adjusted EBITDA remains in the operating results section of the Esmark MD&A.

Critical Accounting Policies and Estimates, page 101

26.	Please revise your disclosure regarding the impairment of goodwill and indefinite-lived intangibles to provide some form of a sensitivity analysis that quantifies the impact of changes in your underlying assumptions. See Release No. 33-8350.

The Company has complied with the staff’s comments by revising the referenced disclosure on page 117. The analysis considered sensitivity to changes consistent with the guidance per Release 33-8350.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 105

27.	To the extent that you have determined what your reportable segments will be as a combined entity, please revise your disclosures to include this information. If such a determination has not yet been made, please confirm to us that you will carefully consider the aggregation criteria in paragraph 17 of SFAS 131, including economic characteristics.

The Company has not yet made a determination as to what its reportable segments will be as a combined entity. The Company confirms to you that it will carefully consider the aggregation criteria in paragraph 17 of SFAS 131, including economic characteristics, in making this determination.

28.	Please revise your disclosures to include a more comprehensive discussion regarding the assumptions you have used for the Put Rights and Purchase Rights for the purpose of preparing your pro forma financial statements. In this regard, please disclose why you have assumed that existing stockholders of Wheeling-Pittsburgh would not exercise any of the Put Rights and how you estimated the number of shares that would be issued as a result of the Purchase Rights. In addition, please include a discussion on the range of possible results that may occur due to these Put Rights and Purchase Rights. Reference Article 11 of Regulation S-X.

The Company has complied with the staff’s comment by including disclosure on pages 119 and 124 regarding the assumptions used relative to the Put Rights and the Purchase Rights for purposes of preparing the pro forma financial statements.

In addition, the Company is providing on Annex B an analysis of the possible results that may occur due to these Put Rights and Purchase Rights. The percentage of the outstanding common stock of New Esmark which would be held by existing stockholders of Wheeling-Pittsburgh would be approximately

-	23% if no Purchase Rights were exercised and all Put Rights were exercised.

-	55% if all Purchase Rights were exercised and no Put Rights were exercised.

In the latter case, the existing Wheeling-Pittsburgh stockholders would own a majority of the common stock of New Esmark. However, several other factors would be present indicating that Esmark should be considered to be the acquirer for accounting purposes. For example, the major stockholder of Esmark (the FMA Stockholders) would be the single largest stockholder of New Esmark holding approximately 33%. In addition, the Board of New Esmark would be controlled by nominees of Esmark (from either the 2006 proxy contest or the combination) and the senior management of Esmark would be senior management of New Esmark. Accordingly, even in this circumstance, the parties believe that Esmark likely would be considered to be the acquirer for accounting purposes. Of course, this determination will be made after the effectiveness of the combination based upon the facts as they exist at that time and there can be no assurance that Esmark will be determined to be the acquirer for accounting purposes.

29.	Please confirm to us that you will consider the effect of the $50 million convertible notes for the purposes of preparing pro forma financial statements for the period ended March 31, 2007 or tell us why you do not believe this is appropriate.

The Company has considered the effect of the $50 million convertible notes for the purpose of preparing the pro forma financial statements for the period ended June 30, 2007. The discounted value of the $50 million convertible notes outstanding as of June 30, 2007 was eliminated with a corresponding credit to additional paid-in capital being recorded.

30.

We note that you have initially presented Esmark as the accounting acquirer in the merger transaction. We further note your disclosures on page 26 that, depending on the extent to which former stockholders of Wheeling-Pittsburgh exercise their Put Rights and Purchase Rights, the current Esmark shareholders will beneficially own from 45% to 81% of the outstanding common stock of New Esmark. As a result, it appears that a situation may occur in which Wheeling-Pittsburgh may be the accounting acquirer. Please revise to include a comprehensive discussion regarding how you have initially assumed that Esmark will be the accounting acquirer. In this regard, please include a sensitivity analysis which outlines the facts and circumstances that would lead to Wheeling-Pittsburgh becoming the accounting acquirer. In addition, please tell us what consideration you have given to including an additional set of pro forma financials in which Wheeling-Pittsburgh is presented as the accounting acquirer.

The Company has included additional disclosure in the pro forma condensed consolidated financial statements to indicate why it has identified Esmark as the accounting acquirer in the business combination.

In addition, the Company is providing the supplemental information on Annex C to support this view. Annex C shows the range of outcomes resulting from the Purchase Rights and Put Rights in terms of share ownership of New Esmark. There are some scenarios where the former stockholders of Wheeling-Pittsburgh would own more than half of the common stock of New Esmark immediately after the combination. However, for a variety of reasons the parties do not believe that this result would necessarily change the preliminary determination of Esmark as the acquirer for accounting purposes.

-	First—The FMA Stockholders, a major holder of Esmark stock, will become the largest single holder of stock of New Esmark.

-	Second—The Board of New Esmark will consist almost entirely of nominees of Esmark (either from the 2006 proxy contest or from the combination)

-	Third—the senior management of Esmark will be senior management of New Esmark.

In addition, the parties believe that the scenarios which could result in a majority of the stock of New Esmark being owned by the former stockholders of Wheeling–Pittsburgh, while possible, are not the most likely result. Accordingly, for these reasons the draft does not include an alternative proforma presentation.

31.	Please tell us what consideration you have given to including the value of the Purchase Rights available to Wheeling-Pittsburgh shareholders in your estimated purchase price.

The Company has adjusted the purchase price calculation in the pro forma condensed consolidated financial statements to reflect the intrinsic value of the Purchase Rights available to Wheeling-Pittsburgh stockholders based on the assumption that existing Wheeling-Pittsburgh stockholders will exercise purchase rights of up to 2.5 million shares of New Esmark common stock.

32.	Please revise to disclose what consideration you have given to the value of the outstanding options to purchase Wheeling-Pittsburgh common stock and stock units outstanding under Wheeling Pittsburgh’s management stock incentive plan in estimating your purchase price. Reference paragraphs 53 and 54 of SFAS 123 (R).

The Company has adjusted the purchase price calculation in the pro forma condensed consolidated financial statements to reflect the fair value of outstanding stock options as of June 30, 2007, net of intrinsic value as of the same date. The Company has also adjusted the purchase price calculation to reflect an estimate of the fair value of outstanding stock unit awards as of June 30, 2007, measured as the difference between the fair value of New Esmark common stock and the unamortized compensation expense relative to such stock unit awards as of June 30, 2007.

33.	Please disclose the main factors that led to the fair value of the Wheeling-Pittsburgh net assets being greater than the book value.

The Company has added disclosure on page 127 to the pro forma condensed consolidated financial statements to disclose the main factors that led to the fair value of the Wheeling-Pittsburgh net assets being greater than book value.

34.	Please disclose how you have estimated the additional depreciation and amortization expense on property, plant and equipment.

The Company has added disclosure on page 128 to the pro forma condensed consolidated financial statements to indicate how additional depreciation and amortization expense on property, plant and equipment was estimated.

35.	Please disclose how you have estimated the reduction of interest expense.

The Company has added disclosure on page 128 to the pro forma condensed consolidated financial statements to indicate how the reduction on interest expense was estimated.

The Agreement, page 114

Representations and Warranties, page 121

36.	We note your statements in the first and second paragraph. The merger agreement is a publicly filed document. Please revise to remove the implication that the agreement and the summaries thereof do not constitute public disclosure of factual information. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 139.

37.	We note your disclaimer in the first paragraph that investors should not rely on the representations and warranties in the merger agreement as characterizations of facts. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement. Please revise the disclaimer and acknowledge that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 139.

VEBA and FMA Stockholders Registration Rights Agreement, page 160

38.	We note there are registration rights agreements with WesBanco Bank, Inc. and FMA Stockholders. Please disclose how EITF 05-4 was considered and clarify which view, presented in Issue Summary No. 1 for the June 15-16, 2005 Meeting, was adopted. In addition, please include a comprehensive discussion of how you have considered FASB Staff Position No. EITF 00-19-2 in determining whether these arrangements should be separately recognized and measured in accordance with FAS 5.

The registration rights agreements with WesBanco Bank, Inc. and the FMA Stockholders do not provide for liquidating damages in the event that the Company’s best efforts do not result in a registration statement being filed within a specified period of time.

Incorporation by Reference, page 168

39.	Please revise the second paragraph to indicate the correct file number for the documents you intend to incorporate by reference.

The Company has complied with the staff’s request by revising the referenced disclosure on page 188 to indicate the correct file number.

40.	Please remove the language in the first sentence of the third paragraph that qualifies statements you make in the proxy statement/prospectus by reference to information outside of the proxy statement/prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

The Company has complied with the staff’s request by deleting the first sentence of the third paragraph on page 188.

Esmark Consolidated Financial Statements

General

41.	Please update your financial statements and related disclosures to include the period ended March 31, 2007.

The Company has complied with the staff’s request by including Esmark Consolidated Financial Statements for the period ended June 30, 2007.

Note A. Significant Accounting Policies

Company Formation, page F-6

42.	We note that the transactions which occurred on November 8, 2004 created a change in control and resulted in the net assets contributed being stepped up to fair value. Please revise to disclose what percentage of ownership the new investors acquired and how fair value of the net assets was determined.

The Company has complied with the staff’s comments by revising the referenced disclosure on page F-23.

Impact of Recently Issued Accounting Policies, page F-12

43.	Please revise your disclosure regarding FIN 48 to eliminate duplicity.

The Company has complied with the staff’s comments by revising the referenced disclosure on page F-30.

Note K. Operating Leases, page F-23

44.	Please revise to present the rent expense for the initial period from November 9, 2004 through December 31, 2004 in thousands.

The Company has complied with the staff’s comments by revising the referenced disclosure on page F-40.

Note L. Stockholders’ Equity, page F-24

45.	Please revise to disclosure how you estimated the fair value of your restricted stock grants.

The Company has complied with the staff’s comments by revising the referenced disclosure on page F-41 (now Note M).

46.	Based on your reference to “common stock incentives,” it is unclear what type of award will be issued to employees as a result of your common stock grant agreements. Please revise to clarify. In addition, please also disclose how you have measured the compensation expense related to these agreements.

The Company has complied with the staff’s comments by revising the referenced disclosure on page F-41.

47.	Please revise to disclose how you considered the put rights of your preferred stock in determining that the stock should be classified as permanent equity in each period presented.

The Esmark financial statements have been restated as described in Note U to reflect preferred stock as temporary equity.

Note Q. Contingencies, page F-27

48.	We note your disclosure that your litigation matters are either adequately covered by insurance or that the resulting liability, if any, will not materially affect your financial position. It is unclear to us how you have evaluated the impact of the liability on your results of operations. Please revise to clarify. In addition, we caution you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. In addition, if such a reasonable possibility exists, you must expand your disclosures to provide the specific disclosures as set forth in Question 2 to SAB Topic 5Y.

The Company has complied with the staff’s comments by revising the referenced disclosure on pages F-44 and F-45 (now Note R).

Item 22. Undertakings, page II-4

49.	We note you included the undertaking set forth in Item 512(g) of Regulation S-K. If you are also registering resales of common stock by persons who would be deemed to be underwriters within the meaning of Rule 145(c), please make that clear in the registration statement and include the disclosure required by Item 7 of Form S-4.

The Company is not registering resales of common stock by persons who would be deemed to be underwriters within the meaning of Rule 145(c).

50.	Please include the undertaking required by Item 512(a) of Regulation S-K. Signatures, page II-5

The Company has complied with the staff’s request by revising the referenced disclosure on page II-6.

51.	Please confirm that a majority of the board of directors has signed the registration statement.

The Company confirms that a majority of the board of directors has signed the registration statement and has revised the signature page to reflect that James P. Bouchard is currently the sole director or the Company.

52.	Please revise the signature titles to reflect that your controller or principal accounting officer has also signed the registration statement pursuant to Instruction 1 to “Signatures” on Form S-4.

The signature titles have been revised accordingly.

Wheeling-Pittsburgh Corporation Form 10-K for the Fiscal Year Ended December 31, 2006

Note 5. Share-Based Payments, page 61

53.	We note that your stock options are granted at a price equal to the average stock price for a five-day period ending on the date of grant. As a result, this may create a situation in which the exercise price of your options differs from the fair market price of your common stock on the date of grant. Please confirm to us that you have considered this fact pattern in determining the grant date fair value of your stock options.

The grant date fair value of stock options is estimated using the Black-Scholes pricing model. In using this pricing model, Wheeling-Pittsburgh considers both the fair market value of Wheeling-Pittsburgh common stock on the date of grant and the exercise price of its options using the five-day averaging period as noted above. Both of these factors, along with assumptions relative to the average risk-free rate of return, expected dividend yield, expected volatility and the expected life of the options are used to determine the grant date fair value of stock options granted.

Item 9A. Controls and Procedures, page 89

54.

We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that material information required to be included in your reports is processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Wheeling-Pittsburgh confirms, and will revise, its future filings to clarify that its officers concluded that Wheeling-Pittsburgh’s disclosure and control procedures are also effective for the purpose of ensuring that material information required to be in the report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Please note that Item 4 of Wheeling-Pittsburgh’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 included such disclosure.

Thank you very much for your prompt attention to this response. If you or any other members of the Staff have any further questions or comments concerning these responses, please telephone the undersigned at 202.851.1716 or Scott E. Westwood at 412.667.7989.

Sincerely,

/S/    David H. Pankey

David H. Pankey

ANNEX A

Comment No. 1

Mechanics of Put Rights. The Put Rights allow all Wheeling-Pittsburgh stockholders to elect to receive shares of the new holding company plus a corresponding number of rights to require the new holding company to purchase these shares, subject to the Rights Cap. A Wheeling-Pittsburgh stockholder must affirmatively elect to receive this form of consideration and must make that election on or before the close of business on the day of the Wheeling-Pittsburgh stockholder meeting. The election can be made regardless of how a stockholder votes on the combination. For example, a Wheeling-Pittsburgh stockholder can elect the option that provides Put Rights if that stockholder votes for the combination, votes against the combination, abstains or does not vote at all.

The Put election itself will be exercisable at any time before the end of the tenth day after the effectiveness of the combination. A form that can be used to exercise the Put Rights will be sent with the proxy materials. This form can be filled out and returned at any time from the date of the mailing of the proxy materials until the 10th day after effectiveness of the combination. It is anticipated that proxies will be solicited for at least 30 calendar days, so the Put Rights could be exercised for this period, plus the 10 day period after the effectiveness of the combination.

The Put Rights do not involve a tender offer. The Put Rights are a form of a cash election which is a common feature in a merger transaction. A cash election feature permits a holder of shares in a constituent corporation in a merger to convert those shares into cash (rather than shares in the combined enterprise). Specifically, the Put Rights give Wheeling-Pittsburgh stockholders the ability to convert their shares of Wheeling-Pittsburgh common stock into cash, and takes place in connection with the combination of Wheeling-Pittsburgh and Esmark. Cash elections are a very common feature in merger transactions and are generally not considered to be subject to the tender offer rules. We have located no cases which find that (1) a cash election feature in a merger is a tender offer for the purpose of the tender offer regulations (2) a stock election feature in a merger is an exchange offer for the purpose of the tender offer regulations or (3) a merger transaction which combines cash and stock election features involves either a tender offer or an exchange offer within the meaning of the tender offer rules.

The combination of Wheeling-Pittsburgh and Esmark will be effected through two mergers: a merger involving Wheeling-Pittsburgh and a merger involving Esmark. The Wheeling-Pittsburgh stockholders will vote on the combination (and the Wheeling-Pittsburgh merger) at a special meeting of the stockholders of Wheeling-Pittsburgh. Shares of the new holding company which are subject to validly exercised Put Rights probably will not be physically issued and delivered, but instead, cash will be delivered for these shares at $20 per share. Wheeling-Pittsburgh stockholders will need to deliver certificates representing their Wheeling-Pittsburgh shares in order to exercise their Put Rights.

The Put Rights feature has a distinct business purpose. The Put Rights in effect establish a “floor” of $20 per share on the Wheeling-Pittsburgh stock for a short time after closing. Thus the Put Rights provide a measure of protection to the Wheeling-Pittsburgh stockholders if the Wheeling-Pittsburgh shares are trading below the Put Price ($20 per share) before closing, or the new holding company shares are trading below the Put Price ($20 per share) for ten days after closing. Accordingly, Wheeling-Pittsburgh stockholders are being provided with the opportunity, in connection with the combination, to increase the number of shares owned, or to cash out their shares, in both cases at a fixed price. In other words, the Put Right feature is not designed to obtain the Wheeling-Pittsburgh shares (as would be the case in a typical tender offer) but instead to provide Wheeling-Pittsburgh stockholders an additional option in the context of a statutory merger.

In addition to arising in the context of a merger transaction, the Put Rights do not constitute a tender offer under the well recognized eight factor test used in the case law for analyzing unconventional transactions: (1) the Put Rights when announced were not at a premium over market (2) the Put Rights are not contingent on the exercise of a fixed number of Put Rights (3) the Put Rights are not open for a limited period of time, but are open for the same amount of time as the other rights arising in connection with the combination (4) Wheeling-Pittsburgh stockholders are not under any pressure to exercise Put Rights (5) there are no public announcements of a purchasing program that precedes or accompanies a rapid accumulation of stock. Wellman v Dickinson, 475 F. Supp 783 (S.D.N.Y. 1979)

The only three factors from the eight factor test that are implicated here are the three factors that are present in all merger transactions with cash election features: (1) active and widespread solicitation of public stockholders (2) solicitation for a substantial percentage (all) of the issuer’s stock and (3) the terms of the transaction are firm rather than negotiable.

In applying this eight factor test, courts have stated that the question whether a “tender offer” is present for purposes of the tender offer regulations turns on whether, viewing the transaction in the light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing requirements applicable to a tender offer are followed there is a substantial risk that stockholders will lack information needed to make a carefully considered appraisal of the proposal put before them. Clearfield Bank & Trust Co. v. Omega Financial Corp., 65 F.Supp.2d 325 (W.D. Pa. 1999) The disclosures resulting from compliance with the requirements of Form S-4 and the proxy rules for merger transactions will provide full disclosure of the terms of this transaction.

Thus, under both the traditional way of viewing cash elections in merger transactions, and the application of the well-established eight factor Wellman test, the availability of the Put Rights does not constitute a tender offer.

Application of the Tender Offer Rules is unnecessary. In any case, the combination is structured in a way which complies with the major substantive provisions of the tender offer regulations. The tender offer rules require a minimum 20 business day offering period. This requirement will be satisfied because the Put Rights can be exercised from the time the proxy material is mailed until 10 days after the combination is completed.

The tender offer rules require withdrawal rights, and exercises of Put Rights will be revocable.

The tender offer rules require that the offer be extended on uniform terms to all holders. This will be the case here. The Put Rights will be available to all Wheeling-Pittsburgh stockholders on the same terms. (The Put Rights will not be available to the Esmark stockholders. To the extent that the Put Rights for analytic purposes here are compared to a tender offer under the tender regulations, the Esmark shares should be considered to be a separate class from the Wheeling-Pittsburgh shares.)

As discussed above, the separate filing and disclosure requirements applicable to tender offers are not needed and should not apply to this transaction.

ANNEX B

Comment No. 28

(dollars and shares in thousands except per share amounts)

Assumed share price at the merger consummation date	$18 Note 1	$20 Note 2	$22 Note 2	$24 Note 3

Purchase Rights exercised:
Wheeling-Pittsburgh existing shareholders	—	2,500	2,500	10,526
Franklin Mutual	10,526	8,026	8,026	2,632
Cash flow effect	$200,000	$200,000	$200,000	$250,000

Put Rights exercised:
Wheeling-Pittsburgh existing shareholders—assumed maximum number of shares	(7,500)	—	—	—
Cash flow effect	$(150,000)	$—	$—	$—

Net cash flow effect	$50,000	$200,000	$200,000	$250,000
Assumed application of cash proceeds	(50,000)	(200,000)	(200,000)	(215,385)

Net	$—	$—	$—	$34,615

Differential vs. pro forma assumption:
Adjustment of paydown of short-term debt	$(150,000)	$—	$—	$15,385
Additional cash balance	$—	$—	$—	$34,615
Estimated interest expense reduction:
December 31, 2007	$2,982	$11,188	$11,188	$12,419
June 30, 2007	$1,554	$9,900	$9,900	$10,515

Notes:

1.	Assumes no purchase rights exercised by Wheeling-Pittsburgh existing shareholders and exercise of put rights to the maximum amount by Wheeling-Pittsburgh shareholders.
2.	Assumes exercise by Wheeling-Pittsburgh shareholders of purchase rights for 2.5 million shares and no exercise of any put rights by Wheeling-Pittsburgh shareholders.
3.	Assumes exercise by Wheeling-Pittsburgh shareholders of all purchase rights and no exercise of any put rights by Wheeling-Pittsburgh shareholders.

ANNEX C

Comment No. 30

(in thousands, except per share amounts)

Assumed share price immediately following the merger transaction	$18 Note 1	$20 Note 2	$22 Note 2	$24 Note 3
Shares outstanding:
Esmark shareholders:
Issued in the merger:
Franklin Mutual @ 72.14%	12,625	12,625	12,625	12,625
Other shareholders	4,876	4,876	4,876	4,876
Convertible debt conversion:
Franklin Mutual	1,125	1,125	1,125	1,125
Purchase rights—standby agreement:
Franklin Mutual	10,526	8,026	8,026	2,632

Total	29,151	26,651	26,651	21,257

Other shareholders:
Convertible debt conversion	1,150	1,150	1,150	1,150

Wheeling-Pittsburgh shareholders:
Issued in the merger	15,335	15,335	15,335	15,335
Convertible debt conversion	1,125	1,125	1,125	1,125
Purchase rights	—	2,500	2,500	10,526
Put rights	(7,500)	—	—	—

Total	8,960	18,960	18,960	26,986

Total	39,261	46,761	46,761	49,393

Percentage ownership:
Esmark shareholders	74.25%	56.99%	56.99%	43.04%
Other shareholders	2.93%	2.46%	2.46%	2.33%
Wheeling-Pittsburgh shareholders	22.82%	40.55%	40.55%	54.64%
Other criteria (SFAS 141, para. 17):
Large minority interest—Franklin Mutual	N/A	N/A	N/A	33.17%
Composition of BOD	Esmark Nominees	Esmark Nominees	Esmark Nominees	Esmark Nominees
Senior management, except for CFO and Treasurer	Esmark Appointed	Esmark Appointed	Esmark Appointed	Esmark Appointed
Terms of exchange	N/A	N/A	N/A	N/A

Notes:

1.	Assumes no purchase rights exercised by Wheeling-Pittsburgh existing shareholders and exercise of put rights to the maximum amount by Wheeling-Pittsburgh shareholders.
2.	Assumes exercise by Wheeling-Pittsburgh shareholders of purchase rights for 2.5 million shares and no exercise of any put rights by Wheeling-Pittsburgh shareholders.
3.	Assumes exercise by Wheeling-Pittsburgh shareholders of all purchase rights and no exercise of any put rights by Wheeling-Pittsburgh shareholders.